Filed Pursuant to Rule 433

Registration No. 333-283988

Free Writing Prospectus Dated November 19, 2025

EOG Resources, Inc.

Pricing Term Sheet

$750,000,000 4.400% Senior Notes due 2031 (“2031 Notes”)

$250,000,000 5.950% Senior Notes due 2055 (“2055 Notes”)

Unless otherwise indicated, terms used but not defined herein have the meanings assigned to such terms in the preliminary prospectus supplement dated November 19, 2025.

Issuer:	EOG Resources, Inc.

Ratings*:	Moody’s: A3 (stable) S&P: A- (stable)

Trade Date:	November 19, 2025

Settlement Date**:	November 24, 2025 (T+3)

	2031 Notes	2055 Notes

Principal Amount:	$750,000,000	$250,000,000 The 2055 Notes will be part of the same series of notes as the $500,000,000 aggregate principal amount of the Issuer’s 5.950% Senior Notes due 2055, originally issued on July 1, 2025.

Maturity Date:	January 15, 2031	July 15, 2055

Coupon:	4.400%	5.950%

Interest Payment Dates:	January 15 and July 15 of each year, commencing January 15, 2026	January 15 and July 15 of each year, commencing January 15, 2026

Benchmark Treasury:	3.625% due October 31, 2030	4.750% due August 15, 2055

Benchmark Treasury Yield:	3.684%	4.734%

Spread to Benchmark Treasury:	+73 basis points	+105 basis points

Yield to Maturity:	4.414%	5.784%

Price to Public:	99.941% of Principal Amount	102.315% of Principal Amount, plus accrued interest from, and including, July 1, 2025 to, but excluding, November 24, 2025, in the amount of $5,908,680.56.

Optional Redemption:

Make-whole Call:	If before December 15, 2030, treasury rate plus 15 basis points	If before January 15, 2055, treasury rate plus 15 basis points

Par Call:	At any time on or after December 15, 2030	At any time on or after January 15, 2055

CUSIP/ISIN:	26875P BB6 / US26875PBB67	26875P BA8 / US26875PBA84

Joint Book-Running Managers:

J.P. Morgan Securities LLC

BofA Securities, Inc.

Citigroup Global Markets Inc.

PNC Capital Markets LLC

Wells Fargo Securities, LLC

CIBC World Markets Corp.

Goldman Sachs & Co. LLC

RBC Capital Markets, LLC

Scotia Capital (USA) Inc.

Truist Securities, Inc.

U.S. Bancorp Investments, Inc.

Barclays Capital Inc.

Morgan Stanley & Co. LLC

SMBC Nikko Securities America, Inc.

Co-Managers:	BOK Financial Securities, Inc. Fifth Third Securities, Inc. M&T Securities, Inc. Academy Securities, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

**

It is expected that delivery of the notes will be made against payment therefor on or about November 24, 2025, which is the third business day following the Trade Date (such settlement cycle being referred to as “T+3”). Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to one business day before the Settlement Date will be required to specify alternative settlement arrangements at the time of any such trade to prevent a failed settlement.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC at (212) 834-4533, BofA Securities, Inc. at 1-800-294-1322, Citigroup Global Markets Inc. at 1-800-831-9146, PNC Capital Markets LLC at 1-855-881-0697 or Wells Fargo Securities, LLC at 1-800-645-3751.